

January 6, 2025

Douglas O. McKinnon
Chief Financial Officer
SRM Entertainment, Inc.
1061 E. Indiantown Road, Suite 110
Jupiter, Florida 33477

Re: SRM Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-41768

Dear Douglas O. McKinnon:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing